[LETTERHEAD OF MULDOON MURPHY & AGUGGIA LLP]

October 26, 2005

Via Edgar and Courier (SEC Mail-Stop 4561)

Mr. Todd Schiffman

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	NEBS Bancshares, Inc.

Registration Statement on Form SB-2

Filed September 13, 2005

File No. 333-128277

New England Bancshares, Inc.

Preliminary Proxy Statement on Form PRE14A

Filed September 13, 2005

File No. 000-49711

Dear Mr. Schiffman:

On behalf of NEBS Bancshares, Inc. (the “Company”), enclosed for filing is Pre-Effective Amendment No. 1 to the Registration Statement on Form SB-2 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from the Registration Statement on Form SB-2 filed by the Company on September 13, 2005 (the “Registration Statement”).

The Amended Registration Statement is filed in response to the Staff’s comment letter issued on October 11, 2005. To aid in your review, we have repeated the Staff’s comments followed by the Company’s responses and indicated where the document has been revised in response to such comments. The prospectus also reflects revised disclosure in response to comments received from the Office of Thrift Supervision (the “OTS”). Copies of the OTS letter, which include all OTS comments and the Company’s responses, have been included with this filing.

Mr. Todd Schiffman

U.S. Securities and Exchange Commission

October 26, 2005

Proxy Statement

Comment No. 1:

Where comments on your Form SB-2 also relate to your proxy statement, please make corresponding or appropriate changes to your proxy statement.

Response to Comment No. 1:

All disclosure changes made to the prospectus have also been made to the proxy statement.

SB-2

General

Comment No. 2:

In the next amendment, please indicate the graphics, maps and related captions as they will appear in the prospectus, or provide us draft copies.

Response to Comment No. 2:

A copy of the Company’s logo has been included on the cover page of the prospectus. Additionally, a copy of the map, which will appear on the inside front cover of the prospectus, has been included with this filing.

Summary

Reduced Stockholder Rights, page 5

Comment No. 3:

Please briefly describe here, and in section beginning on page 115, the anti-takeover and related effects of the differences in stockholder rights.

Response to Comment No. 3:

The requested disclosure has been added on pages 5 and 123 of the prospectus.

Mr. Todd Schiffman

U.S. Securities and Exchange Commission

October 26, 2005

Use of Proceeds, page 23

Comment No. 4:

Please be as specific as possible regarding the intended uses of the net proceeds. Disclosure any current plans, intentions, arrangements, agreements, or understanding concerning specific acquisitions or other uses.

Response to Comment No. 4:

Additional disclosure regarding the intended uses of the net proceeds has been added on pages 30 and 31 of the prospectus.

Market for the Common Stock, page 25

Comment No. 5:

We note the decrease in your stock price last quarter and as of the day preceding announcement of the conversion. Please advise what consideration was given to summary or risk factor disclosure.

Response to Comment No. 5:

The Staff is supplementally advised that the Company considered such stock price movement, however, in preparing the risk factors, the Company did not attribute such decline in its stock price to any specific event or factor. While the Company does not believe that past stock performance is necessarily an indicator of future stock performance, the Company believed that the decreased price of the Company’s common stock in the quarter and day preceding the announcement of the conversion and the performance of the stock of recent second-step conversions raised the possibility that the stock of the Company may decrease after the offering. The Company believes that this risk is appropriately disclosed through the “After-Market Performance of Second-Step Conversion Offerings” in the summary section of the prospectus and in the risk factor captioned “Our Stock price may decline when trading commence.”

Our Business, page 33

Lending Activities, page 34

Comment No. 6:

Disclose the primary risks of each loan type, noting which are at higher risk.

Mr. Todd Schiffman

U.S. Securities and Exchange Commission

October 26, 2005

Response to Comment No. 6:

The Staff is supplementally advised that disclosure of the primary risks of each loan type, noting which are at higher risk are contained in the section captioned “Loan Underwriting Risks” beginning on page 45.

Multi-Family and Commercial Real Estate Loans - page 35

Comment No. 7:

Disclose the dollar amount and percentage of total loans for your multi-family and commercial real estate loans.

Response to Comment No. 7:

The requested disclosure has been added to page 43 of the prospectus.

Analysis of Loan Loss Experience - page 68

Comment No. 8:

We note your disclosure that you acquired $160,000 of allowance for loan losses through business combination during fiscal year end March 31, 2004. Please revise to describe the nature of loans acquired and quantify the face value and fair value of loans acquired. Describe how you determined the fair value and the amount of the allowance for loan losses from the business combination.

Response to Comment No. 8:

The requested disclosure has been provided on pages 76 and 77 of the prospectus.

Supervision and Regulation, page 103

Comment No. 9:

With respect to the second introductory paragraph, please revise to clarify whether you have provided a summary of all relevant laws, rules and regulations and delete the implication that the discussion cannot be relied upon by investors.

Mr. Todd Schiffman

U.S. Securities and Exchange Commission

October 26, 2005

Response to Comment No. 9:

The referenced disclosure has been revised on page 95 of the prospectus.

Plan of Distribution and marketing Arrangements, page 108

Comment No. 10:

In the third paragraph, quantify a reasonable the range of fees payable to KBW for its services in the subscription and community offerings.

Response to Comment No. 10:

The requested disclosure has been added to page 116 of the prospectus.

Consolidated Financial Statements, page 129

Comment No. 11:

Please note the updating requirements of Item 310(g) of Regulation S-B.

Response to Comment No. 11:

The updating requirements are noted.

Note 3 - Investment in Available-for-Sale Securities, page F-14

Comment No. 12:

We note your disclosure on page F-16 regarding the fair value and unrealized losses of securities that have been in a continuous unrealized loss position for less than twelve months and for twelve months or more that are not considered to be other than temporarily impaired. Please revise to describe the nature of your investments in marketable equity securities and explain your basis for concluding that these investments were not other than temporarily impaired as of March 31, 2005 and June 30, 2005. Please provide us with your comprehensive analysis based on the factors described in SAB Topic 5.M.

Response to Comment No. 12:

The requested disclosure has been added to page F-16 of the prospectus.

Mr. Todd Schiffman

U.S. Securities and Exchange Commission

October 26, 2005

Note 19 - Acquisition of Windsor Locks Community Bank - page F-29

Comment No. 13:

We note your disclosure that neither the Association nor the Company was required to pay any consideration directly to any affiliated party, including Windsor Locks Community Bank’s members in the merger. Please revise to clarify the timing and structure of the transaction, the parties involved, and the nature and fair value of consideration exchanged.

Response to Comment No. 13:

Additional disclosure regarding the acquisition of Windsor Locks Community Bank has been added to page F-32 of the prospectus.

Comment No. 14:

Please revise to explain how New England Bancshares’ issuance of 171,355 shares to Enfield Mutual Holding is related to this transaction. Disclose the estimated fair value of this issuance, how you determined that amount, and how you accounted for this issuance.

Response to Comment No. 14:

Additional disclosure regarding the acquisition of Windsor Locks Community Bank has been added to page F-32 of the prospectus.

Part II

Item 27(a) - List of Exhibits, page II-2

Comment No. 15:

Please include an updated consent from your independent accountants in your next pre-effective amendment.

Response to Comment No. 15:

An updated consent has been included as Exhibit 23.2 of the Amended Registration Statement.

Mr. Todd Schiffman

U.S. Securities and Exchange Commission

October 26, 2005

Exhibits

Comment No. 16:

We note that you have filed “form-of” exhibits for many of the required exhibits. Please file executed or final copies by pre-effective amendment.

Response to Comment No. 16:

The Staff is supplementally advised that the opinion of Shatswell, MacLeod & Company, P.C. regarding state tax matters was inadvertently labeled as a form of opinion; however, the final opinion was filed with the Registration Statement. Amendment No. 1 to the Registration Statement will contain a final legality opinion and a final federal tax opinion. Please note that Item 601 of Regulation S-B, the agency agreement and the various remunerative documents may be filed as “forms of.” Once each individual management contract has been executed, it will be filed in final form as an exhibit to the Form 10-KSB or 10-QSB for the period in which it was executed.

*    *    *    *    *

Mr. Todd Schiffman

U.S. Securities and Exchange Commission

October 26, 2005

Please stamp the enclosed copy of this letter to indicate the date of receipt and return it in the enclosed envelope. If you have any questions concerning this submission, please telephone the undersigned at (202) 686-4930.

Very truly yours,

MULDOON MURPHY & AGUGGIA LLP

/s/    Scott A. Brown

Scott A. Brown

Enclosure

cc:	Jessica Livingston, Securities and Exchange Commission

Nancy Maloney, Securities and Exchange Commission

Joyce Sweeney, Securities and Exchange Commission

Donald W. Dwyer, Office of Thrift Supervision - DC (w/o enclosure)

John P. Harootunian, Office of Thrift Supervision - DC (w/o enclosure)

Karen Marcotte, Office of Thrift Supervision - DC (w/o enclosure)

Roger Smith, Office of Thrift Supervision - DC (w/o enclosure)

Lauren S. Yablonsky, Office of Thrift Supervision - NE (w/o enclosure)

David J. O’Connor, NEBS Bancshares, Inc.

Scott D. Nogles, NEBS Bancshares, Inc.

Lawrence M. F. Spaccasi, Esq., Muldoon Murphy & Aguggia LLP

Michael J. Brown, Esq., Muldoon Murphy & Aguggia LLP

[LETTERHEAD OF MULDOON, MURPHY & AGUGGIA LLP]

October 26, 2005

VIA FEDERAL EXPRESS

Northeast Regional Office

Office of Thrift Supervision

Harborside Financial Center Plaza 5

Suite 1600

Jersey City, New Jersey 07311

Attn: Applications Filing Room

Re:	Application for Approval of Conversion on Form AC

and Application for Acquisition of Control on

Form H-(e)1-S filed on behalf of

Enfield Federal Savings and Loan Association (Association)

NEBS Bancshares, Inc. (Company)

Enfield Mutual Holding Company (MHC)

Dear Sir/Madam:

On behalf of Enfield Federal Savings and Loan Association (the “Association”), NEBS Bancshares, Inc. (the “Company”) and Enfield Mutual Holding Company (the “MHC”), enclosed please find three (3) copies of Pre-Effective Amendment No. 1 to the Application for Conversion on Form AC (the “Amended Application”). Please be advised that one (1) original and three (3) conformed copies of Amendment No. 1 to the Form AC have been filed with the Applications Filing Room in Washington, D.C. pursuant to 12 C.F.R. § 563b.155 and 12 C.F.R. § 516.40.

Please note that the Amended Application is being filed in response to the Staff’s legal comments issued by letter dated October 13, 2005 and the Staff’s accounting comments received by telephone on October 13, 2005. To aid in your review, we have repeated the Staff’s comments followed by the Company’s responses. Additionally, the prospectus reflects revised disclosure in response to comments received from the Securities and Exchange Commission (the “SEC”) on the Registration Statement on Form SB-2 filed by the Company. A copy of the SEC response letter, which includes all SEC comments and the Company’s responses, is attached as Exhibit 10 to the Amended Application.

Application Filing Room

October 26, 2005

Legal Comments

Comment No. 1:

Please include disclosure and a table in the summary portion of the prospectus, which shows the following: (a) the amounts and percentages of stock authorized under the existing Employee Stock Ownership Plan (ESOP), Management Recognition Plan (MRP), and Stock Option Plan (SOP); (b) the amounts and percentages of stock authorized under the proposed ESOP, MRP, and SOP; (c) the totals of the amounts and percentages of stock authorized under the existing and proposed ESOP, MRP, and SOP. The total amounts and percentages for the existing and proposed ESOP, MRP, and SOP must comply with the limits for such plans under 12 C.F.R. § 563b.500. Further, please make any required related changes to the disclosure in the body of the prospectus, including the pro forma data tables.

Response to Comment No. 1:

The requested disclosure has been added on pages 6 through 9 of the prospectus.

Comment No. 2:

Please disclose in the summary and in the body of the prospectus that outstanding options under the existing SOP and any loss of treasury shares in the proposed transaction will not constitute an extraordinary circumstance or a compelling business purpose, under 12 C.F.R. § 563b.510(a)(1), for a stock repurchase in the first year after the proposed conversion. In addition, please describe in the prospectus the plans for registering the new shares to be issued upon the exercise of any options under the existing SOP during the first year after the conversion.

Response to Comment No. 2:

The requested disclosure has been added on page 8 of the prospectus.

Comment No. 3:

Please provide the required affidavits of publication for all public notices required to be published for all the applications filed with OTS for the proposed transaction, including but not limited to the Application for Conversion, the Holding Company Application, and the applications for the proposed mergers of Interim A and the Association, Interim B and the Association, and Interim C and the Association.

Application Filing Room

October 26, 2005

Response to Comment No. 3:

A copy of the required affidavits of publication are included as Exhibit 6(ii) of the Amended Application.

Comment No. 4:

In the use of proceeds discussion on pages 23 and 24 of the prospectus, please clarify to the extent possible: (a) the amount of the proceeds that will be used by the Association to fund new loans and (b) the types of new loans to be funded.

Response to Comment No. 4:

Additional disclosure regarding the use of proceeds has been added to pages 30 and 31 of the prospectus. The Staff is supplementally advised that the exact amount of proceeds that will be used by the Association to fund new loans cannot be determined at this time. Such amount will depend on the amount of loans that can be originated in the future and also on other opportunities that may arise that will utilize the net proceeds.

Comment No. 5:

Please confirm that the current charters for the Mid-Tier and the Association do not include a liquidation account provision.

Response to Comment No. 5:

This is to confirm that the current charters for the Company and the Association do not include a liquidation account provision.

Comment No. 6:

Please revise the liquidation account provision in the plan of conversion and reorganization and the disclosure in the prospectus to describe a liquidation account provision that complies with the requirements of 12 C.F.R. § 563b.455. In this regard, please delete any references to the Association’s retained earning or net worth as shown in its financial statements of December 31, 2001, included in the offering materials related to the Association’s initial mutual holding company reorganization and minority stock offering.

Response to Comment No. 6:

The requested change has been made to the plan of conversion and reorganization. A copy of the amended and restated plan of conversion and reorganization (without attachments) has been

Application Filing Room

October 26, 2005

included in Item 2 of the Amended Application. A copy of the amended and restated plan of conversion and reorganization was approved by the Boards of Directors of the Company, the MHC and the Association on October 21, 2005.

Comment No. 7:

If any changes have been made to the model federal stock charter and bylaws for the resulting Association, please provide black-lined copies of the proposed charter and bylaws, which clearly show any changes made from the model federal stock charter and bylaws. In addition, please provide the reasons for any such changes made.

Response to Comment No. 7:

This is to confirm that the only change made to the existing federal stock charter and bylaws of the Association was to include the liquidation account provision as Section 13 of the charter. That provision complied with the model federal stock charter. A copy of the amended and restated federal stock charter was included as Exhibit 2(c)(i) of the Form AC.

Comment No. 8:

Supplementally in writing, please provide a copy of any blue sky memorandum prepared by counsel, which should include a description of the states in which the proposed securities offering will be qualified and made. The proposed “cut off” for any states in which the offering will not be made should be appropriate and reasonable. Please identify any states where the offering will not be qualified and made, describe the number of possible eligible subscribers in that state, and provide a written justification for any states where the offering will not be qualified and made.

Response to Comment No. 8:

Because the securities being offered will be a “covered security,” as defined in Section 18 of the Securities Exchange Act of 1934, as amended, the issuance of the securities is exempt from registration or qualification under state “Blue Sky” laws. Accordingly, the Company intends to offer the securities in all states. No Blue Sky memorandum has been prepared at this time.

Comment No. 9:

Please include appropriate disclosure in the prospectus of both the proposed tax allocation and expense allocation agreements between the Association and the Holding Company.

Application Filing Room

October 26, 2005

Response to Comment No. 9:

Discussion of the tax allocation agreement has been added on page 102 of the prospectus. Reference to the expense allocation agreement has been added on page 41 of the prospectus.

Comment No. 10:

Please confirm that the applicant will distribute with the offering materials a copy of the OTS “Guidance for Accountholders” regarding subscription rights. In addition, please provide a copy that is marked to show any changes in this document.

Response to Comment No. 10:

This is to confirm that the applicant will distribute with the offering materials a copy of the OTS “Guidance For Accountants” regarding subscription rights. A copy of the proposed document as it will be sent to depositors is included with this letter.

Comment No. 11:

Please confirm that all proposed marketing materials to be distributed in connection with the proposed offering have been filed or are being filed as exhibits to the application.

Response to Comment No. 11:

This will confirm that all proposed marketing materials to be distributed in connection with the proposed stock offering were filed as exhibits to the Form AC.

Comment No. 12:

The proposed stock certificates for the Holding Company and the Association should be revised to include on the front in a larger more prominent type a statement to the effect that: “The shares are not a deposit account and are not federally insured or guaranteed.”

Response to Comment No. 12:

The proposed stock certificate for the Company has been revised as requested. A copy of the revised certificate is included as Exhibit 2(a) to the Amended Application.

Comment No. 13:

Please include as an exhibit to the application a copy of all correspondence between the applicant and the SEC regarding the Holding Company’s registration statement.

Application Filing Room

October 26, 2005

Response to Comment No. 13:

A copy of all correspondence with the SEC regarding the Company’s registration statement has been included as Exhibit 10 to the Amended Application.

Comment No. 14:

Please provide with the next amendment to the application all remaining exhibits, including executed legal and tax opinions, to be filed to the application.

Response to Comment No. 14:

All documents that had been indicated as to be filed by amendment are included in the Amended Application.

Comment No. 15:

Please describe the circumstances when the Association may determine to hold any subscription funds in an escrow or similar account at another federally insured depository institution and provide the name of that other institution in the response and in the prospectus.

Response to Comment No. 15:

The disclosure on page 117 of the prospectus states that the subscription funds may be held in an escrow account at another insured financial institution. The Company has identified an institution that it may use for this purpose, but does not expect that it will finalize arrangements with this institution prior to the time the prospectus is printed. Accordingly, the Company has not disclosed the name of this institution.

The Company has determined that it would place the subscription funds with an independent institution only if holding the funds in a deposit account at the Association would cause the Association to be less than well-capitalized at the end of a fiscal quarter and, in that event, it would likely only transfer an amount of funds in excess of the amount that the Association could hold and remain well-capitalized. The Company has calculated that it could receive and hold up to $297.1 million in subscription funds before the Association would be considered less than well-capitalized. This amount is more than eight times the amount of stock being offered at the adjusted maximum of the offering range. Since the Company believes that an oversubscription of this level is remote and that the offering would likely be completed prior to December 31, 2005, that it would not be material to an investor to know the name of the insured institution in which the funds may be held.

Application Filing Room

October 26, 2005

In addition, the Company notes that its disclosure is consistent with disclosure in other recent stock offerings, where the name of the independent institution is not disclosed.

From Ocean Shore Holding Co.:

“Subscription funds will be held by Ocean City Home Bank or, at our discretion, in an escrow account at an independent insured depository institution.”

From PSB Holdings, Inc.:

“Payments received by Putnam Savings Bank will be placed in a segregated savings account and will be paid interest at our passbook rate from the date payment is received until the offering is completed or terminated.”

From Home Federal Bancorp, Inc.:

“Payments for shares subscribed for, other than withdrawals from a deposit account at Home Federal, will be deposited in a segregated deposit account at Home Federal.”

From Roebling Financial Corp., Inc.:

“We will place funds in a segregated account at Roebling Bank or, at our option, with one of our correspondent banks.”

Comment No. 16:

Please submit a Form OF cover page for the order form and confirm that all the requirements of the Form OF have been complied with.

Response to Comment No. 16:

A copy of the Form OF cover page has been included as Exhibit 2(b) to the Amended Application. This is to confirm that the Company believes that all of the requirements of the Form of have been complied with.

Comment No. 17:

Please provide in the summary and the body of the prospectus the date for the other members that will have the fourth priority subscription rights. In addition, please complete all blank spaces in the text and tables in the prospectus.

Application Filing Room

October 26, 2005

Response to Comment No. 17:

The date for the other members that will have the fourth priority subscription rights has been provided in the prospectus. Additionally, as many blanks as are available at this time have been completed in the prospectus.

Comment No. 18:

Where comments on the prospectus also relate to disclosure in the proxy solicitation materials for the MHC’s members and/or the minority stockholders of the Mid-Tier, please make the corresponding revisions in those proxy solicitation materials and provide revised materials with the next amendment to the application.

Response to Comment No. 18:

The Staff is supplementally advised that any changes that were made to the prospectus that also relate to disclosure in the proxy solicitation materials for the minority stockholders of the Company were made in that document, a copy of which has been included with the Amended Application. There were no changes to the prospectus that also related to the disclosure in the proxy solicitation materials for the MHC’s members.

Comment No. 19:

Page 24 of the prospectus states that as of June 30, 2005, the Association had the capacity to dividend $2.4 million to its holding company without prior regulatory approval. We believe this statement is misleading because under any circumstances, a bank must notify OTS of any proposed dividend payment and OTS may ask questions or provide its nonobjection. Please revise.

Response to Comment No. 19:

The referenced disclosure has been revised on page 31 of the prospectus.

Comment No. 20:

In regard to Item 220.30 of the H-(e)1-S application, please submit the information required pursuant to 12 C.F.R. § 561.5(d), if applicable.

Application Filing Room

October 26, 2005

Response to Comment No. 20:

The following is a list of affiliated persons, as defined in 12 C.F.R. § 561.5(d), that are not officers, directors or controlling shareholders listed in the organizational chart included in the Application for Acquisition of Control on Form H-(e)1-S filed by the Company. Each entity is affiliated through the director of the Association or New England Bancshares, Inc. that is identified parenthetically.

Alan S. Bieber Lifetime Trust (Lucien P. Bolduc, Trustee)

Dow Mechanical Corp. (Peter T. Dow, President)

Francesco E. Poli Trust (Richard M. Tatoian, Trustee)

Leete-Stevens, Inc. (Richard K. Stevens, Owner/President)

Leete-Stevens Enfield Chapels, Inc. (Richard K. Stevens, Owner)

Marek Jewelers, Inc. (Myron J. Marek, Owner)

MBK Financial Services, LLP (Lucien P. Bolduc, Partner)

Mercik, Kuczarski & Bolduc, LLC (Lucien P. Bolduc, Partner)

Nemeth Appraisals (Cynthia M. Nemeth, Owner)

O’Malley, Deneen, Leary, Messina and Oswecki (William C. Leary, Partner)

Scitico Professional Realty (Lucien P. Bolduc, Partner)

Comment No. 21:

We are in the process of reviewing proposed employment and change in control agreements between the Association and Messrs. O’Connor, Nogles and Parda. Please note that all employment agreements must comply with OTS regulatory requirements including, but not limited to, those outlined in RB-27b 12, C.F.R. § 563.39, and Section 310 of the Thrift Activities Handbook. We will forward separately any comments on these agreements.

Response to Comment No. 21:

The comment is noted.

Comment No. 22:

The Northeast Regional Accountant is in the process of reviewing the proposed tax allocation and expense agreements. We will forward separately any comments on these agreements.

Response to Comment No. 22:

The comment is noted.

Application Filing Room

October 26, 2005

Comment No. 23:

Please key each of the applicant’s responses to the related comment. In addition, all changes to the application and the documents provided should be clearly marked to reflect the changes being made therein.

Response to Comment No. 23:

The comment is noted.

Accounting Comments

Comment No. 1:

Page F-1 – Opinion: Letter not included in his copy.

Response to Comment No. 1:

A signed auditor’s report has been included on page F-1 of the prospectus.

Comment No. 2:

Page F-2 – Balance Sheet: Need to add “Commitments and Contingencies” line between liabilities and equity sections.

Response to Comment No. 2:

The requested disclosure has been added to page F-2 of the prospectus.

Comment No. 3:

Page F-8 – Note 2 of the Financial Statements: Under the first paragraph, the wording “so as to approximate the interest method” indicates an alternative method of accounting was used. Indicate the method used and if there is a material difference between method used and the prescribed method under SFAS No. 91.

Response to Comment No. 3:

The disclosure on page F-8 of the prospectus has been revised to indicate that the interest method was used.

Application Filing Room

October 26, 2005

Comment No. 4:

Page F-8 – Note 2 of the Financial Statements, Paragraph 3 of Loans: It is indicated that home equity line deferred fees are recognized using the straight line method. Why is this method used instead of the prescribed method under SFAS No. 91. Additionally, indicate that the effect is not material.

Response to Comment No. 4:

Paragraph 20 of SFAS No. 91 “Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Cost of Leases” provides that the net fees or costs shall be recognized on a straight line basis for revolving lines of credit over the period the revolving line of credit is active. Therefore, we believe the method as described above is appropriate.

Comment No. 5:

Page F-15 – the paragraph referring to the gains on sales of securities: Need to include the stub period information for June 30, 2004. Also denote in the paragraph the figures for June numbers are unaudited in parenthesis.

Response to Comment No. 5:

The requested disclosure has been added on page F-15 of the prospectus.

Comment No. 6:

Page F-15 – the concentration of the Asset Management Fund: Provide a description or the nature of the funds in the transmittal letter.

Response to Comment No. 6:

The Staff is supplementally advised that the Asset Management Fund primarily consists of investments in two mutual fund accounts holding adjustable-rate mortgages and short-term bonds.

Comment No. 7:

Page F-15 – the paragraph on pledged securities: The word unaudited does not appear after the stub period information.

Application Filing Room

October 26, 2005

Response to Comment No. 7:

The requested disclosure has been added to page F-15 of the prospectus.

Comment No. 8:

Page F-17 – Note 4 – Loans: Need to include a summation of the allowance for loan loss history for the stub period June 30, 2004.

Response to Comment No. 8:

The requested disclosure has been added to page F-17 of the prospectus.

Comment No. 9:

Page F-17 – Note 4 – Loans: The related party paragraph for loans does not include the word unaudited for the stub period.

Response to Comment No. 9:

The requested disclosure has been added to page F-17 of the prospectus.

Comment No. 10:

Page F-17 – Note 4 – Loans: The allowance for loan losses for the year ended March 31, 2004 includes a line item “Allowance acquired through business combination.” Should this be accounted for in this manner given the new pronouncements on business acquisitions?

Response to Comment No. 10:

The Financial Accounting Standards Board has issued an exposure draft of a proposed statement of financial accounting standards “Business Combinations, a replacement of FASB Statement No. 141” for public comment. Paragraph 34 of the exposure draft states, “The acquirer shall not recognize a separate valuation allowance as of the acquisition date for assets required to be recognized at fair value in accordance with this Statement.” If the exposure draft is adopted in its current form, companies, including banks, will not be allowed to recognize a separate valuation allowance for receivables (including loans) acquired in a business combination. If adopted, the effective date of “Business Combinations, a replacement of FASB Statement No. 141” is for the first annual period beginning on or after December 15, 2006.

Application Filing Room

October 26, 2005

Prior to the issuance of this exposure draft, the authoritative guidance related to the acquisition of loans was AICPA Statement of Position (SOP) 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer.” However, SOP 03-3 only applies to a loan with evidence of deterioration of credit quality since origination acquired by completion of a transfer for which it is probable, at acquisition, that the investor will be unable to collect all contractually required payments. This SOP prohibits “carrying over” or creation of valuation allowances in the initial accounting of all loans acquired in a transfer that are within the scope of this SOP. With respect to the acquisition of Windsor Locks Community Bank in the fiscal year ended March 31, 2004, there were no loans which fell within the scope of SOP 03-3.

Therefore, we believe the accounting treatment, as presented in Note 4 – Loans, to be appropriate at the time of acquisition.

Comment No. 11:

Page F-19 – Note 6 – Goodwill and Other Intangible Assets: Should include the word unaudited next to the stub period information.

Response to Comment No. 11:

The requested disclosure has been added to page F-19 of the prospectus.

Comment No. 12:

Page F-19 – Note 7 – Deposits: Need to disclose the major categories of deposits and the related breakdown of the interest expense for each period presented

Response to Comment No. 12:

The requested disclosure has been added to page F-20 of the prospectus.

Comment No. 13:

Page F-20 – Note 7– Deposits: Identify who the related party categories are that hold the deposits.

Response to Comment No. 13:

The requested disclosure has been added to page F-20 of the prospectus.

Application Filing Room

October 26, 2005

Comment No. 14:

Pages F-20 – F-22 – Notes 8, 9 and 10: Include the word unaudited in the tables and language that discusses the stub period.

Response to Comment No. 14:

The requested disclosure has been added to pages F-21 through F-23 of the prospectus.

Comment No. 15:

Page F-22 – Note 11 – Benefit Plans: In the first paragraph that discusses the contributions, include the June 30, 2004 stub period contribution.

Response to Comment No. 15:

The requested disclosure has been added to page F-23 of the prospectus.

Comment No. 16:

Page F-23 – Note 11 – Benefit Plan: The first full and fourth full paragraph need to include the income and expense as disclosed for the June 30, 2004 stub period.

Response to Comment No. 16:

The requested disclosure has been added to page F-24 of the prospectus.

Comment No. 17:

Page F-23 – Note 11 – Benefit plan: The second and third full paragraph do not contain an expense for the stub periods or year ended 2005. Indicate in the transmittal letter if this is correct.

Response to Comment No. 17:

This is to confirm that there was no expenses for these items for the three months ended June 30, 2005 or the year ended March 31, 2005.

Comment No. 18:

Page F-24 – Note 12 – Stock Compensation Plan: Tables need to be marked unaudited for June 30, 2005.

Application Filing Room

October 26, 2005

Response to Comment No. 18:

The requested disclosure has been added to pages F-25 and F-26 of the prospectus.

Comment No. 19:

Page F-25 – Note 12 – Stock Compensation Plan: The first paragraph needs to include the compensation cost for June 30, 2004.

Response to Comment No. 19:

The requested disclosure has been added to page F-26 of the prospectus.

Comment No. 20:

Page F-25 – Note 13 – Employee Stock Ownership Plan: Table for stub period should be labeled unaudited. Also need to include the ESOP expense for the stub period June 30, 2004 in the first paragraph of Note 13.

Response to Comment No. 20:

The requested disclosure has been added to page F-27 of the prospectus.

Comment No. 21:

Pages F-26 and F-27 – Note 14 – Regulatory Matters: Need additional footnote showing the reconciliation to GAAP capital of each major capital category. Also, the June 30, 2005 table should indicate unaudited.

Response to Comment No. 21:

The requested disclosure has been added to page F-28 of the prospectus.

Comment No. 22:

Page F-27 – Note 15 – Earnings Per Share: Need to mark as unaudited for June 30, 2005 and 2004.

Response to Comment No. 22:

The requested disclosure has been added to page F-29 of the prospectus.

Application Filing Room

October 26, 2005

Comment No. 23:

Page F-28 – Note 16 – Commitments and Contingencies: Need to disclose the rent expense for the June 30, 2004 stub period. Also mark as unaudited the table and language in the paragraph for June 30, 2005 and 2004.

Response to Comment No. 23:

The requested disclosure has been added to pages F-29 and F-30 of the prospectus.

Comment No. 24:

Page F-29 – Note 17 – Commitments and Contingencies: Need to add to disclosure for the commitments to fund loans. Need to disclose for the most recent period presented, the amount of commitments to originate loans that is fixed rate and the range of interest rates that are being offered.

Response to Comment No. 24:

The requested disclosure has been added to page F-31 of the prospectus.

Comment No. 25:

Pages F-30 and F-31 – Note 21 – Parent company only: Need to mark financial statements as unaudited for June 30, 2005 and 2004.

Response to Comment No. 25:

The requested disclosure has been added to pages F-33 and F-34 of the prospectus.

Comment No. 26:

Page F-7 – Note 2 – Accounting Policies: Need to put in a statement indicating that management made all material adjustments to the June 30, 2005 and 2004 stub periods.

Response to Comment No. 26:

The requested disclosure has been added to page F-7 of the prospectus.

Application Filing Room

October 26, 2005

Comment No. 27:

Page 65 – Last Sentence: Need to revise the last sentence by removing the terminology such as adequate and replace with language stated in SFAS No. 5 such as reasonably estimated or probable that losses would be absorbed.

Response to Comment No. 27:

The requested revision has been made on page 73 of the prospectus.

Comment No. 28:

Page 44 – Last Paragraph “Aggressively Attract Core Deposits”: The sentence referring to “offering business checking and sweep accounts for our commercial customers” may need to be expanded. OTS feels these products might warrant further discussion if amounts are projected to be material. Discussions may include any type of special privileges offered with these products. If deemed immaterial so state in the transmittal letter.

Response to Comment No. 28:

The reference to sweep accounts was removed to that sentence as the Company does not consider those products to be core deposits. Rather, such accounts are characterized as securities sold under agreements to repurchase on the balance sheet. Additional disclosure regarding sweep accounts has been added under the “Borrowings” portion of the “Business” section on page 48 of the prospectus.

The Staff is supplementally advised that the Association offers two types of checking accounts for its commercial customers – a non-interest bearing checking account and a NOW account for sole proprietors. There are no special privileges offered on these products. Additionally, the Company believes these products are immaterial as at September 30, 2005, the business checking accounts and NOW accounts totaled approximately $10.0 million, which represented only 6.2% of total deposits. There are no current projections for these types of products to reach material amount of total deposits.

Comment No. 29:

Page 45 – Balance Sheet Analysis third paragraph, last sentence: Last sentence refers to increased loan participations. If the loan participations are material, this may warrant further discussions in the analysis such as dollar amounts. If deemed immaterial so state in the transmittal letter.

Application Filing Room

October 26, 2005

Response to Comment No. 29:

The Staff is supplementally advised that the Company believes these its involvement in loan participations to be an immaterial portion of its lending operations. As stated on page 46 of the prospectus, the balance as of June 30, 2005 of total participation interests purchased was $2.0 million, which represented 1.4% of total loans. Page 46 of the prospectus provides disclosure on how the underwriting and servicing is conducted on the loans in which the Association participates.

Comment No. 30:

Page 16 – First paragraph, third sentence: The third sentence discusses the types of risks faced with commercial loans. OTS feels this would warrant discussion in the MD&A section on page 44 regarding the Commercial loans.

Response to Comment No. 30:

The requested disclosure has been added to pages 52 and 53 of the prospectus.

Comment No. 31:

Page 29 – First listed bullet on the page: State the pro forma stockholders’ equity amounts shown do not reflect intangibles.

Response to Comment No. 31:

The Staff is supplementally advised that the pro forma stockholders’ equity does initially reflect intangibles. The pro forma tangible stockholders’ equity, which also appears in the pro forma data, excludes intangibles. A line item is presented to indicate the amount of intangibles that is excluded from pro forma stockholders’ equity to arrive at pro forma tangible stockholders’ equity.

Comment No. 32:

Page 38 – First full paragraph: The paragraph indicates that “we will sell participation interests to local financial institutions.” If we are selling then we need to discuss how we are accounting for loans held for sale and discuss any dollar amounts outstanding.

Application Filing Room

October 26, 2005

Response to Comment No. 32:

Additional disclosure regarding the sale of participation interests has been added to page 46 of the prospectus. Additionally, on F-8 of the prospectus, the Company has confirmed it had no loans held-for-sale at June 30, 2005, March 31, 2005 or March 31, 2004.

*    *    *    *    *

Please stamp the enclosed copy of this letter to indicate the date of receipt and return it in the enclosed envelope. If you have any questions or further comments, please call the undersigned or Lawrence M. F. Spaccasi at (202) 362-0840.

Very truly yours,

MULDOON MURPHY & AGUGGIA LLP

/s/ Scott A. Brown

Scott A. Brown

Enclosures

cc:	Office of Thrift Supervision Application Filing Room

Donald W. Dwyer, Office of Thrift Supervision - DC

John Harootunian, Office of Thrift Supervision - DC

Karen Marcotte, Office of Thrift Supervision - DC

Roger Smith, Office of Thrift Supervision - DC

Patricia Goings, Office of Thrift Supervision - DC

Lauren S. Yablonsky, Office of Thrift Supervision - NE

Todd Schiffman, Securities and Exchange Commission (w/o enclosures)

Jessica Livingston, Securities and Exchange Commission (w/o enclosures)

Nancy Maloney, Securities and Exchange Commission (w/o enclosures)

Joyce Sweeney, Securities and Exchange Commission (w/o enclosures)

David J. O’Connor, NEBS Bancshares, Inc.

Scott D. Nogles, NEBS Bancshares, Inc.

Lawrence M. F. Spaccasi, Esq., Muldoon Murphy & Aguggia LLP

Michael J. Brown, Spaccasi, Esq., Muldoon Murphy & Aguggia LLP